SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 17, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis delivers strong performance in first half of 2007

•                  Group first-half net sales advance 14% (+11% in local currencies) to USD 19.9 billion on solid contributions from all divisions

•                  Operating income from continuing operations up 13% and net income from continuing operations advances 17%

•                  New pharmaceutical brands – particularly Tekturna®, Lucentis®, Exjade® and Exforge® –performing dynamically; seven major regulatory approvals achieved to date in 2007

•                  Proceeds from non-core divestments to fund targeted acquisitions and repurchase of up to approximately USD 4 billion of Novartis shares by February 2008

•                  Outlook maintained for record 2007 operating and net income for continuing operations; Group net sales growth revised to mid-single-digits in local currencies

Basel, July 17, 2007 – Novartis delivered a strong performance in the first half of 2007, with Group net sales advancing 14% to USD 19.9 billion on solid contributions from all divisions across its strategic healthcare portfolio, and announced plans to repurchase up to approximately USD 4 billion of its shares by February 2008.

Dynamic performances from the Sandoz and Vaccines and Diagnostics Divisions as well as solid growth in Pharmaceuticals and Consumer Health supported the double-digit net sales expansions. Operating income rose 10% to USD 4.7 billion.

“All areas of our strategic healthcare portfolio performed well in the first half of 2007 despite some setbacks in the Pharmaceuticals Division. Continuing our focus on innovation, we have already achieved seven major regulatory approvals this year and more are expected in the second half,” said Dr. Daniel Vasella, Chairman and CEO of Novartis.

In the second quarter, Group net sales rose 10% to USD 10.1 billion, which included a slowdown in Pharmaceuticals net sales growth to 6% and reflected the suspension of sales of Zelnorm® since March and generic competition for Lotrel® in the US starting in May. Operating income for the Group rose 8% to USD 2.2 billion.

The first-half performance included seven major new regulatory approvals for pharmaceuticals in the US and Europe, making significant progress in delivering a wave of new medicines – many with “first-in-class” status addressing significant medical needs.

Ongoing strong growth of the top-selling brands Diovan® (USD 2.4 billion, +19% in local currencies) and Gleevec®/Glivec® (USD 1.4 billion, +14% lc) – both No. 1 in their segments – underpinned the performance. Recently-launched brands such as Exforge®, Exjade®, Lucentis®, Prexige® and Tekturna®/Rasilez® continued growing rapidly. Net sales of the oncology drug Zometa® were lower, impacted by an overall slowing of its market segment, while Lamisil® net sales declined ahead of the start of US generic competition on July 2.

Vaccines and Diagnostics first-half net sales were USD 482 million, up 45% over the year-ago period as reported by Chiron before the 2006 acquisition. Sandoz net sales expanded 19% to USD 3.4 billion thanks to recent US product launches, in particular for difficult-to-make products and improving positions in other key markets. In Consumer Health, net sales were up 9% to USD 2.6 billion thanks to growth in strategic brands and expansion in emerging markets.

“Many of these new pharmaceutical products are meeting high expectations, while our leading brands Diovan and Gleevec/Glivec keep growing dynamically. Sandoz and Vaccines and Diagnostics again delivered strong growth,” Dr. Vasella said.

Proceeds from divestments to fund acquisitions and share repurchases

Novartis is strategically repositioning its activities to focus solely on healthcare, areas where the Group has expertise and synergies to better address the needs of patients, physicians and societies in a dynamically changing healthcare environment. These areas include innovative pharmaceuticals for human and animal health, vaccines and diagnostics, generics and consumer health products such as over-the-counter (OTC) brands.

Divestments of non-core businesses are on track to be finished in 2007. The sale of Medical Nutrition to Nestlé for USD 2.5 billion was completed on July 1, while the Gerber baby foods business sale to Nestlé for USD 5.5 billion is set to be completed in the second half.

Utilizing Group’s strong free cash flow and proceeds from divestitures, Novartis intends to complete the approved share repurchase programs and to buy back the remaining open amount of up to approximately USD 4 billion in shares by the next Annual General Meeting in February 2008. Shares worth USD 800 million were already repurchased during the 2007 first half via a second trading line on the SWX Swiss Exchange.

Group outlook

(For continuing operations, barring any unforeseen events)

With one of the industry’s most productive late-stage pipelines, Novartis has made significant progress during 2007 in launching new medicines after gaining important regulatory approvals. This intensive launch plan and strong growth prospects for the Group’s strategic healthcare portfolio are expected to underpin mid-term growth through 2010 and beyond, and position Novartis for further years of record results.

During the rest of 2007, the Pharmaceuticals Division’s net sales will be negatively impacted by the suspension of Zelnorm® and US generic competition for Lotrel® and Lamisil®. Annual net sales for these products in 2006 amounted to USD 2.5 billion. As a result, Novartis has revised its full-year outlook to mid-single-digit growth in net sales for Group continuing operations and to low-single-digit growth in the Pharmaceuticals Division, both in local currencies.

The Pharmaceuticals Division will continue during 2007 to reallocate resources to support new product launches and accelerate productivity initiatives. Based on these initiatives, and also plans for continued strong performances from other divisions, Novartis reaffirms expectations for record operating and net income from continuing operations in 2007.

“Our complementary healthcare businesses are positioning us well to fulfill a broad spectrum of patient needs and meet the challenges of an increasingly volatile sector,” Dr. Vasella said.

Key Group figures

First half

	H1 2007			H1 2006			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	19 941			17 483			14	11
Operating income	4 669		23.4	4 262		24.4	10
Net income	4 187		21.0	3 669		21.0	14
Basic earnings per share/ADS	USD	1.78		USD	1.56		14

Second quarter

	Q2 2007			Q2 2006			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	10 122			9 182			10	7
Operating income	2 216		21.9	2 060		22.4	8
Net income	2 016		19.9	1 713		18.7	18
Basic earnings per share/ADS	USD	0.86		USD	0.73		18

Disclaimer

This release is only a summary of the information contained in the quarterly report issued by Novartis. For complete information, please see the quarterly report, which is available at www.novartis.com. The information contained in this release are qualified in all respects by the information contained in the quarterly report.

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “expects”, “outlook”, “long-term strategy”, “will”, “confident”, “expected”, “intends”, “would”, “expectations”, “potential”, “believes”, “pipeline”, “development”, “plans”, “potentially”, “goal”, “estimated”, “planned”, or similar expressions, or by express or implied discussions regarding potential future revenues from any particular products, or potential future sales or earnings of the Novartis Group or its Pharmaceuticals Division; potential new products, or potential new indications for existing products, or regarding potential future revenues from such products; or by discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any particular products will reach any particular sales levels. Neither can there be any guarantees that the Novartis Group, or the Pharmaceuticals Division, will achieve any particular financial results. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that they will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world.

For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

e-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 17, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting